June 26, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Melissa Walsh and Stephen Krikorian
Division of Corporation Finance
Office of Technology

Re:	Koil Energy Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 000-30351

Ladies and Gentlemen:

On behalf of Koil Energy Solutions, Inc. (the “Company”), I am responding to the Staff’s comments contained in the Staff’s letter dated June 17, 2024 relating to the referenced filing. The Company’s responses are set forth below the Staff’s comments. References herein to changes made in Amendment No. 1 refer to the Company’s Form 10-K/A, Amendment No. 1, filed contemporaneously herewith.

Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 17

Comment 1: Please revise to disclose management’s conclusion on the effectiveness of your internal controls over financial reporting. Refer to Item 308(a)(3) of Regulation S-K.

Response: Management’s conclusion on the effectiveness of the Company’s internal controls is included under the referenced caption in Amendment No. 1.

Exhibit 31

Certifications Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, page 27

Comment 2: We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: The requested change has been made in the certifications filed as Exhibits 31.1 and 31.2 to Amendment No. 1, and the Company will make this change in future filings.

1310 RANKIN ROAD / HOUSTON, TX 77073 / O: 281.862.2201

WWW.KOILENERGY.COM

Comment 3: Please revise future filings to use the word “registrant” instead of the “Company” in the certification.

Response: The requested change has been made in the certification filed as Exhibit 31 to Amendment No. 1, and the Company will make this change in future filings.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at tashurst@koilenergy.com.

Sincerely,

/s/ Trevor Ashurst

Vice President of Finance

cc:	Erik Wiik

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